SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Airlines Orders Four New Boeing 737-800 Aircraft

The airline has one of the newest and most modern fleets in the Americas

PANAMA CITY, May 2 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings S.A. (NYSE: CPA), and the Boeing Company announced today that the airline ordered four Boeing 737-800s for delivery in 2011 and 2012. The order continues Copa Airlines' fleet expansion program and increases its outstanding Boeing 737 Next-Generation orders from six to 10, plus options for additional deliveries.

"This new order reinforces our commitment to our passengers by allowing us to continue expanding our route network through additional frequencies and destinations, offering our passengers the most comfortable and convenient options for travel between the major Latin American cities," said Pedro Heilbron, CEO of Copa Airlines.

"Copa Airlines continues to validate the technology and superior economicsof the Next-Generation 737," said Boeing Commercial Airplanes Vice President, Sales, for Latin America and the Caribbean, John Wojick. "With the Next-Generation 737s, Copa is able to utilize advanced technologies to provide passengers with more nonstop flights from the Hub of the Americas in Panama."

Copa's current fleet consists of 30 aircraft: 24 Boeing Next-Generation 737s and six EMBRAER-190s. The Boeing 737-800 is the largest airplane in Copa's fleet, configured for 155 passengers -- 14 in Executive Class and 141 in the main cabin. The comfortable aircraft has a spacious interior, large overhead luggage compartments, seats with adjustable headrests, and a 12-channel audio/video entertainment system.

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Cali, Cartagena and Medellin.

CPA-G

For more information, visit www.copaair.com.

SOURCE Copa Airlines
-0- 05/02/2007
/CONTACT: Patricia Roquebert, Copa Airlines, +011-507-304-2672/
/Web site: http://www.copaair.com /

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/02/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO